Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

NYSE EURONEXT LONDON

NYSE EURONEXT PARIS

November 24, 2015

Dear Sirs/Madam,

Sub: Changes to the Board

This is to inform you that Ms. Carol M. Browner (DIN- 06858688), has resigned as Member of the Board and Independent Director of the Company with immediate effect, due to personal reasons.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Infosys Limited

CIN: L85110KA1981PLC013115

44, Infosys Avenue

Electronics City, Hosur Road

Bangalore 560 100, India

T 91 80 2852 0261

F 91 80 2852 0362

investors@infosys.com

www.infosys.com